Exhibit 99.2

NEWS RELEASE: September 6, 2013	Toronto Stock Exchange: VG
For Immediate Release	No: 42

VERIS GOLD CORP. PROVIDES UPDATE ON PRIVATE PLACEMENT

Vancouver, BC – September 6, 2013 – Veris Gold Corp. (“Veris” or the “Company”) (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) is pleased to provide an update on its previously announced private placement (the “Offering”). The Company proposes to issue up to 15,000,000 units (each, a “Unit”) at a price of $0.52 per Unit for aggregate proceeds to the Company of $7,800,000. Each Unit will consist of one common share in the capital of the Company (each, a “Common Share”) and one-half of one warrant to purchase one common share (each whole warrant, a “Warrant”). Each Warrant will have a term of 36 months and an exercise price of $0.60. The terms of the Warrants will include customary adjustment provisions upon certain dilutive issuances. The volume weighted average trading price of the Company’s Common Shares for the five trading days ended August 29, 2013, the day prior to the announcement of the Offering, was $0.53 and the Offering Price is at approximately a 2% discount to such price.

A Canadian Agent (the “Agent”) will act as agent for the proposed Offering. The Agent will be entitled to compensation in the following form: (a) a cash fee equal to 2.5% of the aggregate cash proceeds received from the Offering; (b) Units equal to 2.5% of the total number of Units sold in the Offering; and (c) common share purchase warrants equal to 4.5% of the total number of Units issued pursuant to the Offering (the “Agent Warrants”). The Agent Warrants will have a term of 36 months and an exercise price of $0.65.

The terms of the Offering are the result of negotiations with the Agent, the Company and potential subscribers. Sprott Asset Management LP, on behalf of its funds and managed accounts, and an associate are acquiring an aggregate of 15,000,000 Units in the Offering and acquired an aggregate of 4,731,000 units (consisting of one Common Share and one-half of a Common Share purchase warrant) in the First Financing (described below) thus increasing their aggregate ownership from 13,384,103 Common Shares (assuming full exercise of any convertible securities), as of the date immediately prior to the closing of the First Financing (as defined below), to 42,980,603 Common Shares (assuming full exercise of any convertible securities) representing approximately 28.8% of the issued and outstanding Common Shares of the Company following closing of the Offering. The aggregate number of Common Shares issued and issuable to Sprott Asset Management LP and its associates under the First Financing and the Offering is 29,596,500, which represents 27.5% of the issued and outstanding Common Shares prior to the closing of the First Financing.

The Company is seeking written consent of its shareholders to complete the Offering under the rules of the Toronto Stock Exchange (the “TSX”) because when combined with the securities issued in its recent prospectus offering (the “First Financing”) which closed on August 16, 2013, and assuming the exercise of all warrants and convertible securities issued thereunder, the Company will have issued on closing of the Offering approximately 45% of its share capital outstanding immediately prior to the closing of the First Financing, which is in excess of 25%. In the First Financing and the Offering combined, the Company will have issued an aggregate of 31,432,525 Common Shares and common share purchase warrants exercisable for 16,234,386 Common Share (including Common Shares and warrants issued to the agents as compensation and pursuant to an over-allotment option) and granted a compensation option to the agents to acquire up to 708,420 Common Shares, for a maximum issuance of up to 48,376,502 Common Shares. In addition, the Company is seeking shareholder approval because greater than 10% of the Common Shares issued in the First Financing and the Offering are being issued to insiders of the Company and because Sprott Asset Management LP would be the largest shareholder of the Company if all of its convertible securities (including Warrants) were exercised, the Offering may be considered to materially affect control of the Company under the rules of the TSX. The Common Shares held by Sprott Asset Management LP, as well as shares issued in the First Financing, and its associates will be excluded from such vote.

The Offering will be made on a private placement basis, exempt from prospectus and registration requirements of applicable securities laws. The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and accordingly, may not be offered or sold within the United States or to “U.S. persons”, as such term is defined in Regulation S promulgated under the U.S. Securities Act (“U.S. Persons”) except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company’s securities in the United States or to U.S. Persons.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which the offer, solicitation or sale would be unlawful.

About Veris Gold Corp.

Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon mill and gold mines located 50 miles north of Elko, Nevada, USA. The Company's primary focus is on the re-development of the Jerritt Canyon mining and milling facility. The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the Ketza River Property.

On behalf of

“VERIS GOLD CORP.”

R. Llee Chapman

President and CEO

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. All material information may be accessed at www.sedar.com.

Forward-Looking Statements This press release contains "forward-looking statements" and "forward looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, including without limitation, statements relating to plans for or intentions with respect to the offering of Securities and the Company’s use of proceeds from the sale of Securities are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: the Company’s ability to engage underwriters, dealers or agents on terms and conditions deemed reasonable by the Company; the need to satisfy regulatory and legal requirements with respect to any offerings; gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For more information please contact:

Veris Gold Corp. Joanne C. Jobin VP, Investor Relations T: (647) 964-0292 NA Toll Free: 1-855-688-9427 E: jjobin@verisgold.com W: verisgold.com	Veris Gold Corp. Nicole Sanches Investor Relations Manager T: (604) 688-9427 ext 224 NA Toll Free: 1-855-688-9427 E: nicole@verisgold.com W: verisgold.com	AXINO AG Wolfgang Seybold Chairman T: +49 711 25 35 92 40 E: wolfgang.seybold@axino.de W: axino.de